Exhibit 99.(I)

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                                 Street address:
                       Calle 50 and Aquilino de la Guardia
                   Mailing address: P.O. Box 6-1497 El Dorado
                                   Panama City
                               Republic of Panama

                                                                  March 14, 2002


     Dear Common Stockholders:

     You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Corporation") to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, on Tuesday, April 16, 2002 at 10:00 a.m. (Panamanian time).

     At the Annual Meeting, except with respect to Proposal 4 or 5, as the case may be, the holders of the shares of all classes of the Corporation's common stock will be asked to vote:

     1. to approve the Corporation's audited financial statements for the fiscal year ended December 31, 2001 (Proposal 1);

     2. to appoint KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002 (Proposal 2);

     3. to approve the proposed amendment of Article 12 of the Articles of Incorporation of the Corporation (Proposal 3);

     4. if Proposal 3 is not approved, to elect four directors (one director to represent the holders of the Class A Shares of common stock of the Corporation (the "Class A Shares"), two directors to represent the holders of the Class B Shares of common stock of the Corporation (the "Class B Shares") and one director to represent the holders of the Class E Shares of common stock of the Corporation (the "Class E Shares")) (Proposal 4);

     5. if Proposal 3 is approved, to elect five directors (two directors to represent the holders of the Class A Shares, two directors to represent the holders of the Class B Shares and one director to represent the holders of the Class E Shares), subject to, and conditioned upon, the instrument of amendment of Article 12 of the Articles of Incorporation being executed and registered at the Panama Public Registry (Proposal 5); and

     6. on any other matters as may properly come before the Annual Meeting or any adjournments thereof.

     Proposal 1, Proposal 2, Proposal 3, Proposal 4 and Proposal 5 are more fully described in the attached Proxy Statement.

     A Notice of the Annual Meeting, the Proxy Statement, a proxy card for the Annual Meeting and the Corporation's Annual Report (which includes the audited financial statements of the Corporation for the fiscal year ended December 31,
2001) accompany this letter.

     To ensure that your shares will be represented, we ask that you read the enclosed materials and complete, sign, date and return the enclosed proxy card as soon as possible, even if you expect to attend the Annual Meeting in person. Your vote, regardless of the number of shares you own, is important.

     The Board of Directors of the Corporation (the "Board") urges you to indicate your approval by voting FOR the matters indicated on the enclosed proxy card and asks that you vote promptly. If you attend the Annual Meeting, you may vote in person if you desire, even if you have previously mailed your proxy card.

     On behalf of the Board, we thank you for your cooperation and continuing support and look forward to seeing you on Tuesday, April 16, 2002.



                                           Sincerely,

                                           /s/ Fernando Cardoze F.
                                           -----------------------
                                               Fernando Cardoze F.
                                               Secretary